NO ACT

IE
9-25-15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION [redacted]
WASHINGTON, D.C. 20549

15008355

DIVISION OF
CORPORATION FINANCE

Received SEC

NOV 16 2015

Washington, DC 20549

November 16, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 11-16-15

Gene D. Levoff
Apple Inc.
glevoff@apple.com

Re: Apple Inc.
Incoming letter dated September 25, 2015

Dear Mr. Levoff:

This is in response to your letters dated September 25, 2015 and October 12, 2015 concerning the shareholder proposal submitted to Apple by Jing Zhao. We also have received a letter from the proponent dated September 28, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jing Zhao
FISMA & OMB Memorandum M-07-16

November 16, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Apple Inc.
Incoming letter dated September 25, 2015

The proposal recommends that the company reform its compensation committee to include outside independent experts from the general public to adopt new compensation principles responsive to America's general economy, such as unemployment, working hour and wage inequality.

There appears to be some basis for your view that Apple may exclude the proposal under rule 14a-8(i)(7), as relating to Apple's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Accordingly, we will not recommend enforcement action to the Commission if Apple omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Apple relies.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 12, 2015

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Shareholder Proposal of Jing Zhao

Dear Ladies and Gentlemen:

I am writing on behalf of Apple Inc. to respond to the Proponent's letter to the staff dated September 28, 2015, in which the Proponent objects to the Company's intention to omit from its 2016 Proxy Materials his Proposal relating to the Company's compensation principles. The bases on which the Company intends to omit the Proposal are set forth in my letter to the staff dated September 25, 2015. For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in my initial letter.

As discussed below, the Proponent's letter fails to address the substance of those arguments, which are supported by the many no-action letters cited in my initial letter.

The Company May Omit the Proposal in Reliance on Rule 14a-8(i)(7) As Relating To Ordinary Business Matters

The Proponent asserts that the "proposal does not involve the company's ordinary operations" but nevertheless the Proponent offers to "remove the last sentence of the proposal so shareholders can vote and the [C]ompany can implement it without ambiguity."

The change suggested by the Proponent does not make the Proposal a valid matter for shareholder action. Because the Proposal itself is only a single sentence, we believe that the Proponent intended to refer to the last sentence of the Supporting Statement, which reads:

"This proposal should also be evaluated in the context of our company's overall compensation policy, such as the widely reported and criticized working condition issue, for Apple employees and especially for supply-chain workers in China, where most of our products are made and sold and our CEO "has served on the advisory board of Tsinghua University School of Economics and Management since October 2013" (Notice page 10)."

Removal of the last sentence of the Supporting Statement would not change the fact that the Proposal itself still requests adoption of "new compensation principles responsive to America's general economy, such as unemployment, working hour and wage inequality." Accordingly, the Proposal would continue to address, directly and primarily, Company-wide compensation policies, and would not be limited to compensation of senior executives and directors.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

The Company May Omit the Proposal in Reliance on Rule 14a-8(i)(3) As Vague and Indefinite

The Proponent's letter to the staff dated September 28, 2015, also asserts that the Proposal is not vague and indefinite because the Proposal uses "commonly used terms." Although each of the words "include," "outside independent experts," and "general public" may be commonly used, they do not have clear or definite meaning when used in the context of the Proposal. The Proposal uses these words and phrases to attempt to establish separate and independent qualifications for serving as members of a compensation committee or as compensation consultants. In that context, the meaning is ambiguous, vague and indefinite.

Separately, the Proponent contends that the Proposal cannot be vague or ambiguous because, by its terms, the Proposal grants the Company "the power, authority and flexibility to implement the [P]roposal." Providing the Company with broad authority to implement the Proposal as the Company sees fit, based on the Company's best guess as to what the Proposal requests, does not render the Proposal less vague and indefinite for the shareholders asked to vote on the Proposal. Nor would unlimited "flexibility" to implement the Proposal make it any easier for the Company to determine with any reasonable certainty what shareholders voting on the Proposal might expect the Company to do if the Proposal were approved. By the Proponent's logic, no proposal would ever be considered vague and indefinite so long as the proponent included a sentence conferring upon the company the power, authority and flexibility to implement the proposal. Inclusion of such a broad delegation of authority does not cure the underlying defect in a vague and indefinite proposal and should not be considered a savings clause for vague and indefinite proposals.

The Company May Omit the Proposal in Reliance on Rule 14a-8(i)(6) for the Company Lacks the Power or Authority to Implement the Proposal

Finally, the Proponent asserts that, if the Proposal "has some overlaps with relevant regulations, the [C]ompany ***can choose not*** to violate Commission and NASDAQ rules."

Neither the Proposal nor the Proponent's response explain how the Company could choose not to violate Commission and NASDAQ rules. The Proposal contains no provision allowing the Company not to implement the Proposal to the extent that implementation would violate applicable laws, rules or regulations. Accordingly, if the Proposal were approved, the Company would be faced with two alternative courses of action: implement the Proposal and risk noncompliance with Commission and NASDAQ rules, or not implement the Proposal to avoid noncompliance with those rules. The Proposal does not contemplate the latter course of action, and therefore the Proposal is excludable under Rule 14a-8(i)(6).

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,

Gene D. Levoff
Associate General Counsel,
Corporate Law

cc: Jing Zhao

FISMA & OMB Memorandum M-07-16

September 28, 2015

Via email to: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-2736

Re: Shareholder Proposal of Jing Zhao for Inclusion in Apple Inc. Proxy Statement

Ladies and Gentlemen:

There is no need to use common reason and logic to rebut the three baseless excuses for exclusion of my proposal in the September 25, 2015 Apple letter to the SEC. However, to prevent the company's Board from repeating the same baseless statements in their Opposition Statement against my proposal, I would like to point out:

I. My proposal does not involve the company's ordinary operation. Especially from the supporting statement, it is clear that it concerns the compensation of senior executives and directors. Furthermore, for the purpose to include my proposal to the 2016 proxy material, I am willing to remove the last sentence of the proposal so shareholders can vote and the company can implement it without any ambiguity.

II. My proposal is neither vague nor indefinite. For the purpose not to "micro-manage" the company, the proposal does not redefine the commonly used terms "include," "outside independent experts" and "general public" so the company retains the power, authority and flexibility to implement the proposal.

III. The Company does not lack the power or authority to implement the proposal, but lacks the willing to follow regulations. By nature, my proposal is a recommendation for the company's Board only. If it has some overlaps with relevant regulations, the company ***<u>can choose not</u>*** to violate Commission and NASDAQ rules.

Shareholders have the right to vote on this very important policy issue. Should you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16*** (phone/fax) or ***FISMA & OMB Memorandum M-07-16***

Respectfully,

Jing Zhao

Jing Zhao

Cc: Gene D. Levoff glevoff@apple.com
Sam Whittington sam_whittington@apple.com

Rule 14a-8(i)(3)
Rule 14a-8(i)(6)
Rule 14a8(i)(7)

September 25, 2015

VIA E-MAIL (***shareholderproposals@sec.gov***)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Shareholder Proposal of Jing Zhao

Dear Ladies and Gentlemen:

Apple Inc., a California corporation (the "***Company***"), hereby requests confirmation that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Jing Zhao (the "***Proponent***") from the Company's proxy materials for its 2016 Annual Meeting of Shareholders (the "***2016 Proxy Materials***").

Copies of the Proposal and the Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB No. 14D***"), this submission is being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this submission also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the staff provide its response to this request to the undersigned via email at the address noted in the last paragraph of this letter.

The Company intends to file its definitive 2016 Proxy Materials with the Commission on or about January 5, 2016.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

THE PROPOSAL

On July 24, 2015, the Company received from the Proponent, as an attachment to an email, a letter submitting the Proposal for inclusion in the Company's 2016 Proxy Materials. The Proposal reads as follows:

> Resolved: shareholders recommend that Apple Inc. reform its Compensation Committee to include outside independent experts from the general public to adopt new compensation principles responsive to America's general economy, such as unemployment, working hour and wage inequality.

BASES FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes it may omit the Proposal from its 2016 Proxy Materials in reliance on (i) Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations, (ii) Rule 14a-8(i)(3) because the Proposal is vague and indefinite, and (iii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

I. Rule 14a-8(i)(7) – The Proposal Concerns the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

As noted in Staff Legal Bulletin No. 14A (July 12, 2002) ("***SLB 14A***"), the staff permits exclusion under Rule 14a-(8)(i)(7) of proposals that concern "general employee compensation matters." The compensation of a company's general workforce is considered to be so fundamental to management's day-to-day operation of the company's business that it is not appropriate for shareholder oversight through the shareholder proposal process. Proposals that relate to general employee compensation matters are to be distinguished from proposals that relate solely to the compensation of senior executives and directors, which are often deemed to involve a significant policy issue and therefore are not excludable as relating to ordinary business. See SLB 14A.

As discussed below, the meaning and intent of the Proposal are unclear, but it is clear that the Proposal does not make any attempt to limit its scope to the compensation of senior executives and directors. Instead, the Proposal requests that the Company adopt "new compensation principles responsive to America's general economy" designed to address broad macro-economic issues, such as unemployment and working hour and wage inequality. The Supporting Statement goes on to say that the Proposal "should . . . be evaluated in the context of [the Company's] overall compensation policy." These statements establish beyond any doubt that the compensation principles contemplated by the Proposal are concerned with the working conditions of all of the Company's employees, not just the Company's senior executives and directors.

The Proposal is not saved just because it relates to a committee of the board of directors. The Proposal is framed as a request to "reform" the compensation committee of the Company's board of directors (the "***Committee***"). The Committee is responsible for making compensation decisions and establishing compensation policies affecting a much larger class of employees than just senior executives and directors. The charter of the Committee charges it with responsibility for administering the Company's "various bonus plans, stock plans and equity arrangements . . ., including but not limited to establishing performance metrics, determining bonus payouts and the granting of equity awards to *employees and executive officers.*" (emphasis added). And, in fact, a great number of the Company's employees receive such equity awards.

Among other things, the Committee is primarily responsible for administering the Company's 2014 Employee Stock Plan (the "***2014 Plan***"), which was approved by the Company's shareholders at the Company's 2014 annual meeting of shareholders. The 2014 Plan authorizes grants of various forms of equity and cash awards, and provides that grants may be made to any employee of or consultant to the Company. As disclosed in the Company's proxy statement filed with the Commission on January 10, 2014, grants of equity awards must be approved by the Committee or, in the case of awards to persons other than Section 16 officers, either the Committee or another committee comprised of at least two directors. In addition, the Committee is responsible for administering the Company's Employee Stock Purchase Plan, which provides for broad-based participation by virtually all of the Company's employees. Accordingly, the mere fact that the Proposal relates to the Committee does not limit the Proposal's scope to the compensation of senior executives and directors. The substance of the Proposal, which concerns general employee compensation matters, is not changed simply because it is directed to a committee of the board.

The Proposal is clearly intended to encourage the adoption of policies relating to general employee compensation matters, including policies relating to the administration of equity compensation plans as applied to non-executive employees. The staff has consistently allowed exclusion of proposals that concern the compensation of large classes of a company's employees. See, e.g., *McDonald's Corporation* (March 18, 2015) (allowing exclusion of a proposal seeking to increase the minimum wage of employees to $11.00); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (allowing exclusion of a proposal seeking a report on, among other things, policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage); *Microsoft Corp.* (Sept. 17, 2013) (allowing exclusion of a proposal to "limit the average individual total compensation of senior management, executives and 'all other employees the board is charged with determining compensation for'"); *Prudential Bancorp, Inc.* (Nov. 12, 2009) (allowing exclusion of a proposal to prohibit the award of bonuses to any employee in any quarter in which the company loses money).

The staff also has consistently allowed exclusion of proposals that seek to address the administration of equity compensation plans as applied to non-executive employees. See, e.g., *ENGlobal Corp.* (Mar. 28, 2012) (allowing exclusion of a proposal to amend the company's equity incentive plan, noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); *Amazon.com, Inc.* (Mar. 7, 2005) (allowing exclusion of a proposal requesting that the board adopt a new policy on equity compensation and cancel an equity compensation plan potentially affecting all employees); *Plexus Corp.* (Nov. 4, 2004) (allowing exclusion of a proposal requesting that the company stop granting stock options).

For all of these reasons, and consistent with the precedents described above, the Proposal concerns general employee compensation matters and therefore is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

II. Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The staff has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) if it is so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 15, 2004).

Under this standard, the staff has routinely permitted exclusion of proposals that fail to define key terms or otherwise fail to provide sufficient clarity or guidance to enable either shareholders or the company to understand how the proposal would be implemented. In *Pfizer Inc.* (Dec. 22, 2014), for example, the staff allowed exclusion of a proposal as vague and indefinite where the proposal requested a policy that the chairman be an independent director whose only "nontrivial professional, familial or financial connection to the company or its CEO is the directorship." *See also The Boeing Company* (Mar. 2, 2011) (allowing exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" without explaining the meaning of the phrase); *Prudential Financial, Inc.* (Feb. 16, 2007) (allowing exclusion of a proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" because it failed to define critical terms such as "senior management incentive compensation programs"); *General Electric Company* (Feb. 5, 2003) (allowing exclusion of a proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" because it failed to define critical terms such as "compensation" and "average wage" or otherwise provide guidance concerning its implementation).

The staff has also regularly allowed exclusion under Rule 14a-8(i)(3) where the meaning and application of key terms or standards under the proposal may be subject to differing interpretations, such that shareholders in voting on the proposal and the company in implementing it might be uncertain what the proposal calls for or reach different conclusions regarding the manner in which it should be implemented. Ambiguities in a proposal may render the proposal materially misleading, because "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991) (allowing exclusion of a proposal requesting a prohibition on "any major shareholder... which currently owns 25% of the Company and has three Board seats from compromising the ownership of the other stockholders," where the "meaning and application of terms and conditions in the proposal (including, but not limited to: "any major shareholder," "assets/interest" and "obtaining control") would be subject to differing interpretations); see also *Exxon Corporation* (Jan. 29, 1992) (allowing exclusion of a proposal regarding board membership criteria because certain terms, including "considerable amount of money" and "bankruptcy," were subject to differing interpretations); *Occidental Petroleum Corporation* (Feb. 11, 1991) (allowing exclusion of a proposal requesting that shareholder approval be required for "present as well as future shares that are issued and outstanding in regard to buyback of shares," where the proposal could be interpreted in multiple ways, including to require shareholder approval of the issuance of shares in exchange for outstanding shares or to require shareholder approval of all share buybacks); *NYNEX Corporation* (Jan. 12, 1990) (allowing exclusion of a proposal relating to noninterference with the government policies of certain foreign nations because the undefined terms "interference" and "government policies" meant the proposal could be interpreted to require different restrictions, such as simply not violating foreign laws or, alternatively, not taking actions inconsistent with uncodified policies of foreign governments).

As discussed below, the Proposal suffers from both of these defects as it fails to define or clarify several key terms and, as a result, is subject to multiple interpretations regarding the manner in which it would be implemented.

A. The Proposal Does Not Define or Explain the Term "Include"

The Proposal requests that the Company "reform its Compensation Committee to include outside independent experts from the general public..." The Proposal does not, however, explain what it means to "include" these experts. The Proposal might be interpreted to request that the Board nominate new directors who meet the criteria specified in the Proposal and appoint them to the Committee. This interpretation is supported by the reference in the Supporting Statement to the manner of selection of members of compensation committees generally, which is described as "incestuous." On the other hand, the Proposal might be interpreted to request that the Committee retain compensation consultants who meet the criteria specified in the Proposal. This interpretation is supported by the comment in the Supporting Statement that "any single consulting firm cannot represent the wide general public, such as unions and academic societies, to advise a fair, just and ethical compensation policy." Either of these interpretations would be a reasonable reading of the Proposal's recommendation that the Company reform the Committee to "include" outside independent experts.

The difference in the effect of implementing the Proposal under these alternative interpretations would be significant. If the Proposal were implemented by reconstituting the Committee's membership, recruiting new directors based on the criteria specified in the Proposal would be a significant departure from the Company's customary process for identifying director candidates. As disclosed in the Company's proxy statement for its 2015 annual meeting of shareholders, the board's Nominating and Corporate Governance Committee currently identifies candidates based on the individual's independence, character, ability to exercise sound judgment, diversity, age, demonstrated leadership, skills, including financial literacy, and experience in the context of the needs of the board overall. The Proposal, if interpreted to seek new membership on the Committee, could require the Nominating and Corporate Governance Committee to select some unspecified number of additional directors who have the requested expertise. Adding additional directors solely for this purpose would impact the balanced and thoughtful mix of skills and attributes the current Board presents, but it is not at all clear that all shareholders voting on the Proposal would recognize or desire this potential consequence of approving the Proposal.

B. The Proposal Fails to Define "Outside Independent Experts" and "General Public"

In addition, the Proposal fails to define the terms "outside independent experts" and "the general public," which are crucial to understanding who is to be "included" in the requested reform of the Committee and adoption of new compensation principles. These ambiguities render the Proposal vague and indefinite whether the Proposal is interpreted to require reconstitution of the Committee or retention of new compensation consultants.

The Proposal would require the Company to identify and include persons who are "outside independent experts" and members of the "general public." It is impossible to know what factors might be relevant to an "outside" individual's eligibility to serve as an "independent" expert. The requirement that candidates be selected from the "general public" raises further uncertainty regarding the Proposal's eligibility requirements. If an individual is determined to be both "outside" and "independent," what additional factors must be considered to assess whether the individual is a member of the "general public"? The Supporting Statement asserts that no single compensation consulting firm can represent the general public, suggesting that perhaps compensation consultants are not themselves members of the general public. In any case, the Proposal leaves completely unclear what universe of potential candidates comprises the "general public."

Yet another ambiguous and undefined term in the Proposal is "experts." The Proposal calls for the inclusion of experts, but does not indicate what expertise is required to qualify an individual as an expert. Based on the language, focus and objectives of the Proposal, the Proposal seems to require that an eligible candidate be expert on non-executive compensation, unemployment, and working hour and wage inequality, while remaining a member of the "general public".

These ambiguities make it impossible to ascertain the intent of the Proposal, and shareholders could very reasonably disagree on the meaning and proposed effect of the Proposal. If the Proposal were approved, the Company would not know how to implement its provisions, and any attempted implementation of the Proposal could have very different consequences than shareholders envisioned in approving it. Accordingly, the Proposal is vague and indefinite and therefore is excludable under Rule 14a-8(i)(3).

III. Rule 14a-8(i)(6) – The Company Lacks the Power or Authority to Implement the Proposal

Rule 14a-8(i)(6) allows exclusion of a shareholder proposal if the company lacks the power or authority to implement it. As discussed below, the Company lacks the power to implement the Proposal because implementation would cause the Company to violate Commission rules relating to compensation committees as well as the listing standards of the NASDAQ stock market ("***NASDAQ***"), the principal exchange on which the Company's common shares are traded. Implementation would violate these Commission rules and NASDAQ listing standards whether the Proposal is interpreted to require the appointment of additional directors to the Board and Committee, or instead is interpreted to require retention of outside consultants by the Committee.

The staff has interpreted Rule 14a-8(i)(6) to permit exclusion of a proposal that would require action that the Company is not empowered to take, such as an action that would cause the company to breach its contractual obligations. See e.g., *Mylan Inc.* (Mar. 12, 2010) (allowing exclusion of a proposal requesting adoption of a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment, on the ground that to do so would unilaterally impose a transfer restriction on previously awarded shares); *Putnam High Income Convertible and Bond Fund* (Apr. 6, 2001) (allowing exclusion of a proposal that required reduction of advisor fees the company was contractually obligated to pay); *Whitman Corp.* (Feb. 15, 2000) (allowing exclusion of a proposal to rescind an existing agreement with another company).

A. The Proposal Would Cause the Company to Violate Commission and NASDAQ Rules Relating to Board and Compensation Committee Independence

As noted in NASDAQ listing rule 5601, companies listed on NASDAQ must meet the qualitative requirements of NASDAQ's corporate governance listing rules set forth in, among other rules, listing rule 5605. The Listing Agreement required of companies to list on NASDAQ also requires the written agreement of the listed company that it will "comply with all [NASDAQ] rules, as they may be amended from time to time..." Thus, the Company's continued listing on NASDAQ requires the Company to comply with the listing rules.

NASDAQ listing rule 5605(b)(1) requires that listed companies maintain a board comprised of a majority of directors who are "independent" as defined in listing rule 5605(a)(1).

In addition, Rule 10C(a)(1) of the Exchange Act and Rule 10C-1(b)(1) thereunder require that each member of a listed company's compensation committee be independent, as determined by the national securities exchanges. NASDAQ listing rule 5605(d)(2) requires that each member of a listed company's compensation committee be "independent" under the same definition required for overall board independence. Listing Rule 5605(d)(2) further requires that, when assessing a compensation committee member's independence, the board must consider all factors specifically relevant to determining whether the individual has a material relationship to the listed company.

As noted above, the Proposal could reasonably be understood to require that the Board appoint new directors to the Board and the Committee. For purposes of the Proposal, these appointees would need to be considered "outside independent experts" (a term which is not explained by the Proposal). But the Board must also satisfy the standards required for overall independence of the Board and the Committee under the Exchange Act, its rules and NASDAQ's listing rules. The Proposal contains no safeguards to maintain board independence. Accordingly, if implemented, the Proposal may put the Company and the Board in in the position of having to violate Exchange Act and NASDAQ listing rules relating to independence in order to attempt to comply with the (vague and indefinite) terms of the Proposal.

B. The Proposal Would Cause the Company to Violate Commission and NASDAQ Rules Relating to Compensation Committee Authority to Engage Advisers

Section 10C(c)(1) of the Exchange Act and Rule 10C-1(b)(2) thereunder require that the rules of each national securities exchange, including NASDAQ, provide compensation committees of listed companies with certain authority. Rule 10C-1(b)(2), as implemented by NASDAQ listing rule 5605(d)(3)(i), provides that a compensation committee of a listed company "may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser." In addition, Rule 10C-1(b)(2)(ii), as implemented by listing rule 5605(d)(3)(B) further provides that the compensation committee "shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel or other adviser..."

As discussed above, an alternative interpretation of the Proposal would be that it requires the Committee to consult with outside consultants or advisers. Under Commission and NASDAQ rules, the authority to engage outside consultants or advisers rests entirely within the hands of the Committee, not the Company's shareholders or the Company itself. Thus, if the Proposal were approved and implemented, the Committee could be forced to engage outside parties in formulating new compensation principles. The Committee's selection would be bound by the Proposal's requirement that these parties constitute "outside independent experts from the general public." Imposing such a requirement on the Committee is in direct contravention of Section 10C(c)(1), Rule 10C-1(b)(2) and listing rule 5605(d)(3). For example, in selecting an adviser, the Committee may determine that a party who is affiliated with the Company is best suited to advising on the formulation of new compensation principles. However, the Proposal would presumably not permit the Committee to engage such an adviser for this purpose, as the adviser may not constitute an "outside independent expert." This would impede the Committee's unfettered authority to determine the appropriate qualifications and status of the adviser provided by the Commission and NASDAQ. Accordingly, implementation of the Proposal and the constraints that would be placed on the Committee would cause the Company to be in violation of NASDAQ listing rules and to face delisting.

Because implementation of the Proposal would result in noncompliance with Commission and NASDAQ rules, its implementation is beyond the power and authority of the Company, and the Proposal therefore is excludable under Rule 14a-8(i)(6).

CONCLUSION

For the reasons discussed above, the Company believes it may omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-(8)(i)(7), Rule 14a-(8)(i)(3) and Rule 14a-(8)(i)(6). We respectfully request that the staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2016 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,

Gene D. Levoff
Associate General Counsel
Corporate Law

Attachments

cc: Jing Zhao

Exhibit A

Copy of the Proposal and Related Correspondence

From: JING ZHAO *** FISMA OMB Memorandum M-07-16 ***
Subject: Shareholder Proposal of Jing Zhao for Inclusion in Apple 2016 Proxy Statement
Date: July 24, 2015 at 3:35 PM
To: shareholderproposal@apple.com

Hello,

Enclosed please find my shareholder proposal which I also have sent to you via post mail today.

Respectfully,

Jing Zhao
US-Japan-China Comparative Policy Research Institute

*** FISMA OMB Memorandum M-07-16 ***

July 24, 2015

Secretary

Apple Inc.

1 Infinite Loop, MS: 301-4GC

Cupertino, California 95014

(via post mail & email shareholderproposal@apple.com)

Re: Shareholder Proposal on Compensation Committee

Dear Secretary:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2016 annual meeting of shareholders and Scottrade letter of my shares ownership. I will continuously hold these shares until the 2016 annual meeting of shareholders.

Should you have any questions, please contact me at *** FISMA OMB Memorandum M-07-16 *** or *** FISMA OMB Memorandum M-07-16 ***

Yours truly,

Jing Zhao

Enclosure: Shareholder proposal

Shares ownership letter

Shareholder Proposal on Compensation Committee

Resolved: shareholders recommend that Apple Inc. reform its Compensation Committee to include outside independent experts from the general public to adopt new compensation principles responsive to America's general economy, such as unemployment, working hour and wage inequality.

Supporting Statement

According to Apple Notice of 2015 Annual Meeting of Shareholders, the CEO's total compensation is $9,222,638 in 2014; the CFO's total compensation is $14,002,801 in 2014; the former CFO's total compensation is $68,591,562 in 2012; the Retails and Online Stores SVP's total compensation is $73,351,124 in 2014; the Internet Software and Services SVP' s total compensation is $50,420,415 in 2012; and the Operations SVP's total compensation is $68,691,612 in 2012 (page 40). "In 2014, the Compensation Committee selected and directly retained the services of Pay Goverance LLC, ...on matters for which the Compensation Committee is responsible." (page 29). However, any single consulting firm cannot represent the wide general public, such as unions and academic societies, to advise a fair, just and ethical compensation policy.

As Thomas Piketty stated, "there is absolutely no doubt that the increase of inequality in the United States contributed to the nation's financial instability." (Capital in the Twenty-First Century, trans. Arthur Goldhammer. Cambridge: The Belknap Press of Harvard University Press, 2014. p.297) "Let me return now to the cause of rising inequality in the United States. The increase was largely the result of an unprecedented increase in wage inequality and in particular the emergence of extremely high remunerations at the summit of the wage hierarchy, particularly among top managers of large firms."(p.298) And, "the financial professions are about twice as common in the very high income groups as in the economy overall." (p.303) "Because it is objectively difficult to measure individual contributions to a firm's output, top managers found it relatively easy to persuade boards and stockholders that they were worth the money, especially since the members of compensation committees were often chosen in a rather incestuous manner." (p.510)

This proposal should also be evaluated in the context of our company's overall compensation policy, such as the widely reported and criticized working condition issue, for Apple employees and especially for supply-chain workers in China, where most of our products are made and sold and our CEO "has served on the advisory board of Tsinghua University School of Economics and Management since October 2013" (Notice page 10).

Scottrade®

MEMBER FINRA/SIPC

100 Pringle Ave Ste 330 Walnut Creek CA 94596-3580
p: 925-256-6425 • f: 925-256-0395

July 24, 2015

Jing Zhao

*** FISMA OMB Memorandum M-07-16 ***

Re: Scottrade Account *** FISMA OMB Memorandum M-07-16 ***

Dear Mr. Zhao:

This letter serves as confirmation that you have continuously owned at least 30 shares of Apple, Inc. (AAPL) from 6/6/2014 through the present day.

If we can be of any additional assistance, please contact us at 925-256-6425.

Sincerely,

Todd Rouleau
Branch Manager